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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 1999

                     --------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                     --------------------------------------

    [indicate by check mark whether the registrant files or will file annual reports
                      under cover Form 20-F or Form 40-F]

                   Form 20-F  __                Form 40-F  X

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X

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

                         PART 1. FINANCIAL INFORMATION

 ITEM 1.  FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements for the year ended December 31, 1998 included in the Company's 1998 Annual Report, a copy of which has been filed with the Securities and Exchange Commission.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT PER SHARE AMOUNTS)
                                  (unaudited)

                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                ------------------------
                                                                   1999          1998
                                                                ----------    ----------
Auction revenues............................................    $   18,013    $   21,229
Direct expenses.............................................         2,752         3,567
                                                                ----------    ----------
                                                                    15,261        17,662
Expenses:
  Depreciation..............................................           734           600
  General and administrative................................        11,902        11,732
                                                                ----------    ----------
                                                                    12,636        12,332
                                                                ----------    ----------
Income from operations......................................         2,625         5,330
Other income (expenses):
  Interest expense..........................................          (243)         (741)
  Other.....................................................           267           323
                                                                ----------    ----------
                                                                       (24)         (418)
                                                                ----------    ----------
Income before income taxes..................................         2,649         4,912
Income taxes:
  Current...................................................           851         1,535
  Future (note 3)...........................................           166            --
                                                                ----------    ----------
                                                                     1,017         1,535
                                                                ----------    ----------
Net income..................................................    $    1,632    $    3,377
                                                                ==========    ==========
Net income per share:
  Basic.....................................................    $     0.10    $     0.24
                                                                ==========    ==========
  Diluted...................................................    $     0.10    $     0.24
                                                                ==========    ==========
Weighted average number of shares outstanding...............    16,572,152    13,991,833
                                                                ==========    ==========
Diluted weighted average number of shares outstanding.......    16,783,199    14,188,166
                                                                ==========    ==========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                 MARCH 31      DECEMBER 31
                                                                   1999            1998
                                                                -----------    ------------
                                                                (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................     $108,506        $ 73,620
  Accounts receivable.......................................       40,366           6,771
  Inventory.................................................        9,901           2,355
  Advances against auction contracts........................       10,398           5,345
  Prepaid expenses and deposits.............................        1,462             711
                                                                 --------        --------
                                                                  170,633          88,802
Capital assets (note 2).....................................       65,881          61,324
Future income taxes (note 3)................................        2,301           2,467
                                                                 --------        --------
                                                                 $238,815        $152,593
                                                                 ========        ========
LIABILITIES AND EQUITY
Current liabilities:
  Auction proceeds payable..................................     $106,099        $ 14,030
  Accounts payable and accrued liabilities..................       13,602          21,751
  Current bank loans........................................          840             793
  Income taxes payable......................................          899           3,079
                                                                 --------        --------
                                                                  121,440          39,653
Bank term loans.............................................       10,648           8,768
                                                                 --------        --------
                                                                  132,088          48,421
SHAREHOLDERS' EQUITY
  Share capital (note 4)....................................       66,073          64,728
  Retained earnings.........................................       43,404          41,772
  Foreign currency translation adjustment...................       (2,750)         (2,328)
                                                                 --------        --------
                                                                  106,727         104,172
                                                                 --------        --------
                                                                 $238,815        $152,593
                                                                 ========        ========

Subsequent event (note 6)

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                           FOREIGN
                                                                          CURRENCY          TOTAL
                                                   SHARE     RETAINED    TRANSLATION    SHAREHOLDERS'
                                                  CAPITAL    EARNINGS    ADJUSTMENT        EQUITY
                                                  -------    --------    -----------    -------------
Balance, December 31, 1998....................    $64,728    $41,772       $(2,328)       $104,172
  Common shares issued........................      1,345         --            --           1,345
  Net income..................................         --      1,632            --           1,632
  Foreign currency translation adjustment.....         --         --          (422)           (422)
                                                  -------    -------       -------        --------
Balance, March 31, 1999.......................    $66,073    $43,404       $(2,750)       $106,727
                                                  =======    =======       =======        ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                                -------------------
                                                                  1999       1998
                                                                --------    -------
Cash provided by (used in)
Operations:
  Net income................................................    $  1,632    $ 3,377
  Items not involving the use of cash
     Depreciation...........................................         734        600
     Future income taxes....................................         166         --
  Changes in non-cash working capital:
     Accounts receivable....................................     (33,595)   (51,347)
     Inventory..............................................      (7,546)       299
     Advances against auction contracts.....................      (5,053)    (2,989)
     Prepaid expenses and deposits..........................        (751)      (250)
     Auctions proceeds payable..............................      92,069     63,624
     Accounts payable and accrued liabilities...............      (8,149)     8,643
     Income taxes payable...................................      (2,180)    (3,253)
  Foreign currency translation adjustment...................        (422)       (53)
                                                                --------    -------
                                                                  36,905     18,651
                                                                --------    -------
Financing:
  Issuance of share capital, net of issue costs.............       1,345     51,911
  Bank loans................................................       1,927       (241)
                                                                --------    -------
                                                                   3,272     51,670
                                                                --------    -------
Investments:
  Capital asset additions, net..............................      (5,291)    (8,592)
                                                                --------    -------
Increase in cash and cash equivalents.......................      34,886     61,729
Cash and cash equivalents, beginning of period..............      73,620     27,149
                                                                --------    -------
Cash and cash equivalents, end of period....................    $108,506    $88,878
                                                                ========    =======
Supplemental disclosure of cash flow information
  Interest paid.............................................    $    248    $   735
  Income taxes paid.........................................    $  2,161    $ 4,415

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 1999
       (Information as at March 31, 1999 and for the three-month periods ended March 31, 1999 and 1998 is unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES:

(a) BASIS OF PRESENTATION:

     These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company").

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Except as disclosed in note 5, these consolidated financial statements comply, in all material respects, with generally accepted accounting principles in the United States.

2.   CAPITAL ASSETS

     Capital assets at December 31, 1998 are as follows:

                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                              -------    ------------    --------
Land and improvements.....................................    $36,631       $  900       $35,731
Buildings.................................................     21,056        2,825        18,231
Automotive equipment......................................      5,164        1,606         3,558
Computer equipment........................................      1,920          739         1,181
Yard equipment............................................      2,619        1,124         1,495
Office equipment..........................................      1,996        1,018           978
Leasehold improvements....................................        200           50           150
                                                              -------       ------       -------
                                                              $69,586       $8,262       $61,324
                                                              =======       ======       =======

     Capital assets at March 31, 1999 are as follows:

                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                              -------    ------------    --------
Land and improvements.....................................    $38,218       $1,013       $37,205
Buildings.................................................     23,581        2,919        20,662
Automotive equipment......................................      5,631        1,768         3,863
Computer equipment........................................      2,185          817         1,368
Yard equipment............................................      2,543        1,147         1,396
Office equipment..........................................      2,267        1,084         1,183
Leasehold improvements....................................        266           62           204
                                                              -------       ------       -------
                                                              $74,691       $8,810       $65,881
                                                              =======       ======       =======

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 1999
       (Information as at March 31, 1999 and for the three-month periods ended March 31, 1999 and 1998 is unaudited)

3.   FUTURE INCOME TAXES

     In the fourth quarter of 1998, the Company changed its policy for accounting for income taxes by adopting the provisions of Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

     The adoption of Section 3465 did not impact amounts reported in the prior period.

4.   SHARE CAPITAL:

     SHARES ISSUED:

     In March 1998, the Company issued 3,335,000 common shares in connection with its initial public offering. Net proceeds raised from the offering, after deducting underwriting commissions and other direct costs, and after adding the future income tax benefit related to the amortization of underwriting costs, were $53.9 million.

     In February 1999, the Company issued 50,000 common shares to an employee. The transaction was recorded at a share price of $26.875 per share, the market value of the common shares on the issuance date.

     OPTIONS GRANTED:

     In February 1999, the Company granted to directors and employees 17,000 options to acquire common shares. Each option has an exercise price of $26.875, the market value of the common shares on the grant date, and expires on February 21, 2009.

     OPTIONS EXERCISED AND CANCELLED:

     During the three months ended March 31, 1999, 9,468 options were exercised at $0.10 each and 1,500 options, having an exercise price of $0.10 each, were cancelled. These $0.10 options had been granted to employees of the Company prior to the Company's initial public offering. At March 31, 1999, 160,032 $0.10 options remain outstanding.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 MARCH 31, 1999
       (Information as at March 31, 1999 and for the three-month periods ended March 31, 1999 and 1998 is unaudited)

5.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the United States Securities and Exchange Commission.

     Material differences to the consolidated financial statements and related notes of the Company are as follows:

     CONSOLIDATED STATEMENTS OF NET INCOME PER SHARE AND COMPREHENSIVE NET
INCOME

                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                                ------------------
                                                                 1999       1998
                                                                -------    -------
Net income per share in accordance with United States GAAP
  Basic.....................................................    $ 0.10     $ 0.24
  Diluted...................................................    $ 0.10     $ 0.24
                                                                ------     ------
Net income..................................................    $1,632     $3,377
Other comprehensive income (loss) adjustments
  Foreign currency translation..............................      (422)       (53)
                                                                ------     ------
Comprehensive net income in accordance with United States
  GAAP......................................................    $1,210     $3,324
                                                                ------     ------

6.   SUBSEQUENT EVENT:

     On April 1, 1999, the Company acquired the auction business of Forke, Inc. ("Forke"), a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska. In related transactions, the Company has entered into agreements to acquire four permanent auction sites in Florida, North Carolina, Texas, and New Mexico, and an office building in Nebraska, subject to satisfactory completion of customary due diligence. The Company did not acquire Forke's equipment finance business. To acquire Forke's auction business, the Company paid cash of $25 million, issued 100,000 common shares of the Company, and granted warrants to acquire 400,000 common shares of the Company for an exercise price of $26.69 per share. To acquire the four permanent auction sites and the office building referred to above, and certain other tangible assets, the Company has agreed to pay $12.4 million. The Company is financing these transactions substantially with a term loan facility.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         OVERVIEW

     The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the three months ended March 31, 1999 compared to the three months ended March 31, 1998. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein and included in the Company's 1998 Annual Report. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada which, except as set out in note 5 to the consolidated financial statements, result in materially consistent financial position and results of operations to that which would be reported under generally accepted accounting principles in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

     Ritchie Bros. is the world's leading auctioneer of industrial equipment. At March 31, 1999, the Company operated from over 50 locations, including 13 permanent auction sites and 7 regional auction units, in North America, Europe, Asia, Australia and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

     The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

     The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

     Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

     In March 1999, the Company closed its office in Subic Bay, the Philippines due to significantly diminished activity at that location. The Company is negotiating to relocate its Asian regional auction unit to a more prominent Asian location.

     On April 1, 1999, Ritchie Bros. acquired the auction business of Forke, Inc. ("Forke"), a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska. Whereas Ritchie Bros. operates through over 50 locations throughout North America, Europe, Asia, Australia and the Middle East, Forke operated primarily in the United States. Forke had been conducting industrial auctions since 1921 and pioneered the industrial auction business in the United States. In related transactions, the Company has entered into agreements to acquire four permanent auction sites in Florida, North Carolina, Texas, and New Mexico, and an office building in Nebraska, subject to satisfactory completion of customary due diligence. The Company did not acquire Forke's equipment finance business. To acquire Forke's auction business, the Company paid cash of $25 million, issued 100,000 common shares of the Company, and granted warrants to acquire 400,000 common shares of the Company at an exercise price of $26.69 per share. To acquire the four permanent auction sites and the office building referred to above, and certain other tangible assets, the Company has agreed to pay $12.4 million. The Company is financing these transactions substantially with a term loan facility. The Company expects that the Forke transaction will give rise to incremental operating costs commencing April 1, 1999. Incremental gross auction sales and auction revenues are not expected to commence until July 1999. These incremental amounts are expected to be material, but the actual amounts are unknown as they will be dependent, in part, on the productivity of the new employees.

     On April 20, 1999, the Company opened its newest permanent auction site on the Gold Coast of Australia, near Brisbane, thereby upgrading its existing regional auction unit to a permanent auction site.

     In May 1999, the Company purchased 60 acres of land in Montreal, Quebec with the intention of constructing a permanent auction site to serve the Montreal market. The new site is expected to replace the Company's existing Montreal-based regional auction unit in the first half of 2000, once the new auction facilities have been constructed.

RESULTS OF OPERATIONS

AUCTION REVENUES

     Auction revenues of $18.0 million for the three months ended March 31, 1999 decreased by $3.2 million, or 15.1%, from the three months ended March 31, 1998 due to decreased gross auction sales, and a lower auction revenue rate earned by the Company on gross auction sales. Gross auction sales of $201.8 million for the three months ended March 31, 1999 decreased by $25.9 million, or 11.4%, from $227.6 million in the 1998 period, primarily as a result of decreased gross auction sales in Europe and the effect on first quarter 1998 results of a large auction in the Middle East (a $33 million auction was held in Dubai during the first quarter of 1998; the Company's first Dubai auction in 1999 was comparable in size -- $31 million -- but was not held until the second quarter). Results for 1999 included significant gross auction sales for certain auctions held by the Company in the Port of Moerdijk, the Netherlands; Fort Worth, Texas; and Las Vegas, Nevada. Auction revenues as a percentage of gross auction sales have averaged 8.80% on a long-term basis. In the first quarter of 1999, the auction revenue rate of 8.93% was marginally higher than the long-term average and lower than the unusually high 9.33% rate experienced in the comparable 1998 period. The Company's expectations with respect to the long-term average auction revenue rate remain unchanged.

DIRECT EXPENSES

     Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site, and advertising costs specifically related to the auction. Direct expenses of $2.8 million for the three months ended March 31, 1999 decreased by $0.8 million compared to the comparable period in 1998. As a percentage of gross auction sales, direct expenses were 1.36% for the three months ending March 31, 1999, lower than the 1.57% experienced during the 1998 period. This decrease was primarily a result of fewer but larger auctions being held in the 1999 period as compared to the 1998 period and the related expense efficiencies arising from conducting large auctions.

DEPRECIATION EXPENSE

     Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. In the thee-month period ending March 31, 1999, depreciation increased marginally from the 1998 period due to an increase in depreciable fixed assets. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed, including those permanent sites acquired in the Forke transaction.

GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expense ("G&A") includes employee expenses, such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the three months ended March 31, 1999, the Company incurred G&A of $11.9 million, as compared to $11.7 million for the comparable three month period in 1998. G&A in the 1998 period was higher than the average quarterly G&A of $9.8 million in 1998 because of unusually high performance bonus accruals during the quarter. During the first quarter of 1999, the Company incurred a special compensation expense of approximately $1.3 million related to a share issuance to an employee. The Company does not intend to make similar share issuances in the future. Management anticipates that G&A will increase in the future due to the personnel hired as a result of the Forke transaction, and an increasing level of administrative infrastructure to support expansion of the Company's operations. See "-- Overview".

INCOME FROM OPERATIONS

     Income from operations was $2.6 million in the three months ended March 31, 1999 as compared to $5.3 million in the comparable 1998 period. The primary reason for the decrease was the reduced gross auction sales in the 1999 period compared to the 1998 period. During the quarter ended June 30, 1999, the Company expects to incur incremental expenses relating to the Forke acquisition; however, the Company does not expect to incur any related incremental revenues during the period. As a result, income from operations will be negatively affected.

INTEREST EXPENSE

     Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the three months ended March 31, 1999 decreased to $0.2 million, compared to $0.7 million incurred in the three months ended March 31, 1998. The decrease resulted from lower balances on the Company's operating credit facilities during 1999 versus the comparable 1998 period, Management is financing the Forke transaction with a term bank loan ($25 million was drawn down on April 1, 1999), and plans to partially finance the acquisition of additional permanent auction sites by incurring debt, which will result in an increase in interest expense in the future. See "-- Overview" and "Liquidity and Capital Resources."

OTHER INCOME

     Other income arises from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the three months ended March 31, 1999 of $0.3 million was unchanged from the comparable 1998 period.

INCOME TAXES

     Income taxes of $1.0 million for the three months ended March 31, 1999 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective rate of tax on net income for the 1999 period of 38.4% is higher than the rate the Company would normally expect for subsequent periods and higher than the effective tax rate in the comparable 1998 period of 31.3%. During the three months ended March 31, 1999, the Company earned a larger portion of income in higher tax rate jurisdictions than during the comparable period in 1998.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, Management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

     At both March 31, 1999 and December 31, 1998, working capital, including cash, was $49.2 million.

     Net capital expenditures by the Company during the three months ended March 31, 1999 were $5.3 million as compared to $8.6 million for the three months ended March 31, 1998. In the 1999 period, the Company continued to incur site development costs in the United States, Canada, Australia and Europe.

     The Company is continuing with its plan to add additional permanent auction sites around the world and is presently in various stages of commitments to acquire land for development in the United States and Canada, including certain sites being acquired in connection with the Forke transaction.

     The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations exceeding $95.0 million and to credit lines for funding property acquisitions exceeding $35.0 million. At March 31, 1999, the Company had no bank debt relating to operations, and bank debt related to property acquisitions totaled $14.8 million. . In addition, on March 26, 1999, the Company entered into a credit agreement to access up to $35.0 million through a new term loan facility to fund the acquisition of the auction business and certain assets of Forke. The Company intends to finance the total Forke related borrowings of approximately $35 million over a five year term, with repayments of approximately $5 million per year and a balloon payment of approximately $15 million in 2004. The all-in interest rate on the facility is currently Libor plus 0.8%. See "-- Overview".

YEAR 2000 COMPLIANCE

     The Company relies on computer systems and software to operate its business, including applications used to control information about bidders and consignors and to operate certain of its marketing, finance and administrative functions. The Company initiated its "Year 2000" compliance efforts in 1997. Management believes that only minor modifications remain to be completed to make its systems Year 2000 compliant and that related costs incurred to date have not, and estimated future costs will not, have a material impact on the Company's business, financial condition, or results of operations.

     The most reasonable likely worst case Year 2000 scenario would involve the failure of one or more of the Company's key suppliers to become Year 2000 compliant. In such a scenario, the Company's ability to adequately advertise its auctions and account for receipts and payments as efficiently as it does at present could be negatively affected.

     The Company is presently developing contingency plans in the event of the Company's or its key suppliers' failure to achieve full Year 2000 compliance and management anticipates these will be completed in June 1999. The plan includes identifying alternate organizations that may act as replacements for those with which the Company presently conducts business and which may not achieve full Year 2000 compliance, including one or more of its lenders, marketing service suppliers, or external software providers. The plan also includes development of internal back-up systems and identification of available replacement resources to restore operations to present levels in the event of Year 2000 non-compliance. Failure by the Company or any of its key suppliers to achieve full Year 2000 compliance in a timely manner or consistent with its current cost estimates, or to rectify deficiencies through any contingency plans, could have a material adverse effect on the Company's business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; the ability of the Company to integrate the business acquired and personnel hired as a result of the Forke transaction; and other risks and uncertainties as detailed in the Company's Rule 424(b) Prospectus dated March 9, 1998. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements should be considered in light of these factors.

                          PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

NUMBER
------                                 DESCRIPTION
*3.1           Articles of Amalgamation, as amended
*3.2           By-laws
*4.1           Form of common share certificate
 4.2           Description of capital shares contained in the Articles of
               Amalgamation (see Exhibit 3.1)
 4.3           Description of rights of securityholders contained in the
               By-laws (see Exhibit 3.2)
*10.1          1997 Stock Option Plan, as amended
*10.2          Form of Indemnity Agreement for directors and officers
10.3           Asset Purchase Agreement dated as of February 19, 1999 among
               Ritchie Bros. Auctioneers (America) Inc., Forke, Inc., and
               certain other parties
10.4           Loan Agreement dated as of March 26, 1999 between Ritchie
               Bros. U.S. Finance Limited Partnership (Delaware), Ritchie
               Bros. Auctioneers Incorporated and U.S. Bank National
               Association.

---------------

* Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               RITCHIE BROS. AUCTIONEERS INCORPORATED
                                               (Registrant)

Date May 13, 1999                                        By /s/ ROBERT S. ARMSTRONG
                                               ----------------------------------------------
                                                            Robert S. Armstrong,
                                                            Corporate Secretary